UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

In the Matter of NATIONAL FUEL GAS COMPANY NATIONAL FUEL RESOURCES, INC. File No. 70-7833 (Public Utility Holding Company Act of 1935)	FORTY-NINTH CERTIFICATE PURSUANT TO RULE 24

        In accordance with the terms of the Order dated December 20, 1991 issued to National Fuel Gas Company (“National”) authorizing National to acquire the common stock of National Fuel Resources, Inc. (“NFR”) (File No. 70-7833, HCAR No. 35-25437), attached as Exhibit “A” is an Income Statement of NFR for the Three and Twelve Months ended March 31, 2004.   Also attached as Exhibit “B” is the Balance sheet of NFR as of March 31, 2004.

        IN WITNESS WHEREOF, the undersigned companies have duly caused this Certificate to be signed this 7th day of May 2004.

NATIONAL FUEL RESOURCES, INC.

By:  Donna L. DeCarolis, Vice President
        Donna L. DeCarolis, Vice President

NATIONAL FUEL GAS COMPANY

By:  James R. Peterson, Assistant Secretary
James R. Peterson, Assistant Secretary